UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission File Number: 0-23760

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

THE PROFIT SHARING AND 401(k) PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

AMERICAN EAGLE OUTFITTERS, INC.

150 Thorn Hill Drive

Warrendale, PA 15086-7528

The Profit Sharing and 401(k) Plan

Financial Statements as of and for the Years Ended

December 31, 2003

and 2002, Supplemental Schedule for

the Year Ended December 31, 2003

and Report of Independent Registered Public

Accounting Firm

THE PROFIT SHARING AND 401(k) PLAN

The following exhibits are being filed herewith:

Exhibit No.	Description:
23	Consent of Independent Registered Public Accounting Firm

Deloitte.

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215 3611
USA

Tel: +1 614 221 1000
Fax: +l 614 229 4647
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Committee

The Profit Sharing and 40l(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of The Profit Sharing and 401(k) Plan (the “plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the related changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 23, 2004

Member of
Deloitte Touche Tohmatsu

THE PROFIT SHARING AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
INVESTMENTS—At fair value:
Mutual funds	$112,105,470	$79,082,321
Common collective fund	67,938,162	65,896,076
Common stock	7,347,405	5,198,623

Total investments—at fair value	187,391,037	150,177,020

PARTICIPANT LOANS	9,695,441	9,059,471

RECEIVABLES:
Employee contributions	539,174	515,634
Employer matching contributions	625,942	327,885
Employer profit sharing contributions	1,222,367	1,147,505

Total receivables	2,387,483	1,991,024

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$199,473,961	$161,227,515

See notes to financial statements.

THE PROFIT SHARING AND 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS TO NET ASSETS:
Investment income:
Dividends and interest	$3,975,843	$4,484,966
Net realized and unrealized appreciation (depreciation) in fair value of investments	21,464,678	(24,452,485)

Total investment gain (loss)—net	25,440,521	(19,967,519)

Contributions:
Employee	18,675,533	18,481,751
Employer matching	10,982,200	10,805,933
Employer profit sharing	1,610,230	1,309,866
Rollovers	461,955	1,458,713

Total contributions	31,729,918	32,056,263

Total additions	57,170,439	12,088,744

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	18,810,637	17,163,434
Fees	113,356	95,497

Total deductions	18,923,993	17,258,931

NET INCREASE (DECREASE)	38,246,446	(5,170,187)

NET ASSETS AVAILABLE FOR PLAN BENEFITS—Beginning of year	161,227,515	166,397,702

NET ASSETS AVAILABLE FOR PLAN BENEFITS—End of year	$199,473,961	$161,227,515

See notes to financial statements.

THE PROFIT SHARING AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

General—The following description of The Profit Sharing and 401(k) Plan (the “Plan”) is provided for general information only. Interested parties should refer to the Plan document for more complete information.

The Plan was adopted by Schottenstein Stores Corporation and affiliated companies (the “Company”) effective August 1, 1989 for the profit sharing provisions of the Plan and effective October 1, 1989 for the 401(k) provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Company, and all Plan expenses, with the exception of loan fees, are paid by the Company. (“MFS”) Heritage Trust Company is the trustee and asset custodian of the Plan; Lifestyle and Company stock fund assets are in the custody of Reliance Trust Company.

Contributions to the Plan—The Plan is a defined contribution plan. Pursuant to the 401(k) feature of the Plan, an eligible employee may contribute up to 30% of his or her cash compensation on a pretax basis, not to exceed $12,000 and $11,000 per participant for the year ended December 31, 2003 and 2002 ($14,000 and $12,000 for participants of at least age 50 for 2003 and 2002, respectively). Effective January 1, 2001 the match formula is as follows:

Employee Contribution	Employer Match
1%	1%
2%	2%
3%	3%
4%	3.5%
5%	4%
6%	4.5%

The Company may also elect to make a discretionary profit sharing contribution. Such contributions are allocated to eligible participants, as defined by the Plan, based on the ratio of each participant’s compensation to the total of all eligible participants’ compensation. Total discretionary contributions for 2003 and 2002 were approximately $1,222,000 and $1,147,000 .

Investment Options—Participants have the option to direct the investment of their accounts among alternative investment funds selected by the Plan committee. A participant chooses from a number of different mutual and money market fund options. In addition, participants who are employees of Schottenstein Stores Corporation and Retail Ventures, Inc. are able to invest in the stock of Retail Ventures, Inc. and employees of American Eagle Outfitters, Inc. are able to invest in the stock of American Eagle Outfitters, Inc.

Eligibility and Vesting—Full-time employees are eligible for participation in the Plan on the first of the month following the completion of 60 days of service, and having attained the age of twenty-one. Part-time employees are eligible after completion of 1,000 hours of service within a year.

Amounts contributed by the participants and earnings thereon are fully vested and nonforfeitable at all times. Amounts contributed by the Company (matching and profit sharing contributions) to a participant’s account and earnings thereon vest at the rate of 25% per year, beginning with the second full year of service. Participants are fully vested at the end of the fifth year of service.

Allocation of Investment Income and Forfeitures—Investment income for each fund is allocated to the applicable participants’ accounts based on the ratio of each participant’s account balance to the total of all participants’ account balances in that fund, as defined. Forfeitures have historically been used to offset employer contributions after five consecutive one year service breaks, as defined by the Plan, based on the ratio of each eligible participant’s compensation to the total of all eligible participants’ compensation. The Plan’s forfeitures are immediately available to offset employer contributions.

Benefit Payments—Benefits are generally payable upon the participating employee’s retirement, death, disability or termination of employment and are paid as a lump-sum amount.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements are prepared using the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Valuation of Investments—Investments are stated at fair value.

Unrealized appreciation (depreciation) of assets is based on fair values at year end and fair values at the beginning of the Plan year or cost at the time of purchase during the year. Realized appreciation (depreciation) on sale or redemption of assets is based on the proceeds and the fair value of the assets at the beginning of the Plan year or cost at the time of purchase during the year.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Participant Loans—Subject to certain provisions, a participant may borrow from their account balances. The participant executes a promissory note with an interest rate based upon prevailing commercial lending rates. Loan principal and interest are paid over a period in excess of one year as determined by the Plan committee. Principal and interest are paid ratably through payroll deductions. Participant loans are valued at cost which approximates fair value.

Reclassifications—Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.

3.	TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated July 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since the latest determination letter. However, the Plan administrator believes the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC.

4.	INVESTMENTS

The fair value of investments, which represent 5% or more of net assets available for Plan benefits, as of December 31, 2003 and 2002, is as follows:

	2003	2002
MFS Institutional Fixed Fund	$67,635,587	$65,742,160
Massachusetts Investors Growth Stock Fund	16,915,859	13,476,284
Reliance Trust Conservative Portfolio	22,366,600	12,166,014
Reliance Trust Moderate Portfolio	28,217,411	8,385,493
Reliance Trust Aggressive Portfolio	13,447,406	6,849,004

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$17,521,501	$(19,778,197)
Common stock	3,943,177	(4,674,288)

Total appreciation (depreciation)	$21,464,678	$(24,452,485)

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are funds managed by MFS. MFS is the asset custodian of the Plan, and therefore, these transactions qualify as a party in interest. Additionally, as Retail Ventures, Inc. (“RVI”) and American Eagle are affiliated companies, the transactions in the RVI Stock Fund and American Eagle Stock Fund qualify as a party in interest. Participant loans also qualify as a party in interest.

* * * * * *

SUPPLEMENTAL SCHEDULE

THE PROFIT SHARING AND 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2003

Identity of Issuer, Borrowers, Lessor, or Similar Party	Description of Asset	Number of Shares	Fair Value
MUTUAL FUNDS:
Reliance Trust Company	Conservative Option Fund	2,025,281	$22,366,600
Reliance Trust Company	Moderate Option Fund	2,864,392	28,217,411
Reliance Trust Company	Aggressive Option Fund	1,415,248	13,447,406
PIMCO	Total Return Fund	546,664	5,854,768
*MFS	Total Return Fund	215,542	3,254,679
Vanguard	500 Index Fund	55,302	7,451,348
*MFS	Massachusetts Investors Trust	37,521	586,073
*MFS	Massachusetts Investors Growth Stock Fund	1,494,334	16,915,859
*MFS	Capital Opportunities Fund	49,816	592,813
*MFS	Emerging Growth Fund	27,863	787,700
Lord Abbett	Developing Growth Fund	39,356	604,111
American Funds	New Perspectives Fund	126,254	3,091,971
American Funds	Europacific Growth Fund	112,596	3,401,514
GUP	Conservative Portfolio	2,158	21,060
GUP	Moderate Portfolio	640	5,376
GUP	Aggressive Portfolio	529	3,844
Ariel	Ariel Fund	26,051	1,175,420
Delaware	Trend Fund	86,107	1,623,978
Dreyfus	Mid-Cap Index	51,652	1,206,584
Armada	Core Equity Fund	13,076	145,540
Dreyfus	Small Cap Index	47,643	816,608
MFS	Value Fund	26,293	534,807

Total mutual funds			112,105,470

COMMON COLLECTIVE FUND—
*MFS	Institutional Fixed Fund	67,938,162	67,938,162

COMMON STOCK:
Retail Ventures, Inc.	Common Stock	808,425	3,840,019
American Eagle Outfitters, Inc.	Common Stock	213,865	3,507,386

Total common stock			7,347,405

TOTAL INVESTMENTS—
AT FAIR VALUE			187,391,037

PARTICIPANT LOANS—
*Various Participants	Outstanding Participants Loans (with interest rates ranging from 5% to 10%, with maturities through 2021)		9,695,441

TOTAL			$197,086,478

*	Denotes party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

The Profit Sharing and 401(k) Plan

Dated: June 28, 2004		/s/ George Dailey
	By:	George Dailey
	Title:	Plan Administrator

The Profit Sharing and 401(k) Plan

Annual Report on Form 11-K

For the Fiscal Year Ended December 31, 2003

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm